UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of June, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date June 25, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

25 June 2003

CML Board appoints new directors

Coles Myer Ltd Chairman Rick Allert today announced the appointment of four new Board directors.

Mr Allert said that the appointments of Keith Barton, Tony Hodgson, Sandra McPhee and Michael Wemms,* would take effect from July 22 2003.

"Our new directors possess strong strategic, financial, international retail and consumer expertise, combined with extensive director and executive experience.

"We are delighted to welcome four highly qualified directors to the Board to join us in working with senior management to continue the process of rebuilding Coles Myer," he said.

Mr Allert said the appointments followed an extensive international search.

"Our key criteria for new directors was that they have the strategic, financial and corporate governance skills and experience both to qualify them as directors of a large and complex organization and to enable them to add value to the team of retail leaders appointed by John Fletcher.

"We have recruited to the Board directors who bring skills and experience in various areas integral to retailing, including consumer loyalty, supermarket, fuel and convenience stores and supply chain management.

"Coles Myer has a strong and diverse Board, committed to working with an outstanding retail leadership team to continue the progress we are making in delivering our five-year strategy to restore shareholder value," Mr Allert said.

* Please see biographies attached.

More information:

Media: Scott Whiffin 03 9829 5548

Analysts: Scott Sampson 03 9829 3482

KEITH BARTON

Former Chief Executive Officer and Managing Director of James Hardie Ltd, Dr Barton has extensive experience in corporate leadership and non-executive director positions.

He served as Chief Executive Officer and Managing Director of James Hardie Industries Ltd from 1993-1999 after holding a variety of executive positions at CSR Ltd (1981-1993).

Dr Barton's current directorships include Tower Ltd; Citect Corporation Ltd and Amcor Ltd. He is also a Council Member of the Royal Blind Society NSW.

Dr Barton's previous Board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd, Keycorp Ltd and Colonial Ltd.

He is a Fellow of The Australian Academy of Technological Sciences and Engineering.

TONY HODGSON

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds.

Mr Hodgson's current Board appointments include HSBC Bank Australia Ltd; Tabcorp Holdings Ltd (Deputy Chairman) and Victoria Rugby Union (Chairman Advisory Board). He also acts as a consultant to Ferrier Hodgson.

Mr Hodgson's previous directorships include Melbourne Port Corporation and Victorian TAB (Chairman).

Mr Hodgson is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

SANDRA McPHEE

Ms McPhee, currently Group General Manager Alliances with QANTAS Airways Ltd, has extensive executive leadership experience in sales, marketing and consumer roles.

Ms McPhee held a variety of positions with Pan American Airways Ltd from 1976-1990 before serving as Chief Executive of the Traveland Retail Group from 1990-1993 and Director of Sales at Ansett Australia.

Ms McPhee joined QANTAS in 1994 where she has held the positions of Executive General Manager Sales, Group General Manager UK/Europe/South East Asia and Group General Manager Marketing. She assumed her current role in 2001.

Ms McPhee's Board appointments include Australia Post, Primelife Corporation Limited, CARE Australia and St Vincents and Mater Health. She is a Fellow of the Australian Institute of Company Directors and Council Member of Chief Executive Women.

Ms McPhee's previous non executive positions include Deputy Chair South Australia Water and director Tourism Council Australia.

MICHAEL WEMMS

Mr Wemms is a former director of Tesco plc and Chairman of the House of Fraser plc, with extensive retail and Board experience in the United Kingdom.

Mr Wemms worked at Tesco from 1972-2000 in a range of positions, including Managing Director Retail (1984-89), Personnel Director (1989-92) and Operations Director (1992-2000). He was a director of Tesco plc from 1989-2000 and a part-time adviser to the company from from 2001-03.

In his executive roles at Tesco, Mr Wemms lead cultural change and helped shape convenience retailing in the UK through the establishment of the Express petrol venture.

He has been a director of the UK department store, House of Fraser plc, since 1996 and Chairman since 2001.

Mr Wemms is a member of the MBA Advisory Board at Cranfield University and was a Visiting Professor at Bristol University Business School.